

Mail Stop 3720

April 28, 2009

Michael C. McCarthy III
Chief Legal Officer and Corporate Secretary
Infinera Corporation
169 Java Drive
Sunnyvale, CA 94089

   Re: **Infinera Corporation**
       Preliminary Proxy Statement on Schedule 14A
       Filed April 10, 2009
       File No. 001-33486

Dear Mr. McCarthy:

   We have completed our review of your proxy statement and have no further comments at this time.

             Sincerely,

             Larry Spirgel
             Assistant Director

Cc: Richard A. Kline (via facsimile)